Exhibit 18.1
Board of Directors
BILL Holdings, Inc.
6220 America Center Drive, Suite 100
San Jose, CA 95002

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to BILL Holdings Inc’s (the “Company”) Quarterly Report on Form 10-Q for the period ended September 30, 2026 (the “Form 10-Q”) pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Form 10-Q. Note 1 therein describes a change in accounting principle for the Company’s presentation of rewards paid to spending businesses using its card products from sales and marketing expense within operating expenses to a reduction of interchange revenue within subscription and transaction fees. It should be understood that the preferability of one acceptable method of accounting over another for presentation of rewards issued to cardholders in the scope of Accounting Standards Codification 310-20, Receivables—Nonrefundable Fees and Other Costs, has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2026. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
San Jose, California